FORM 3                                            OMB APPROVAL

                                                    OMB Number        3235-0104
                                                    Expires  September 30, 1998
                                                    Estimated average burden
                                                    hours per response .....0.5


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                       Section 17(a) of the Public Utility

         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940


(Print or Type Responses)
--------------------------------------------
1. Name and Address of Reporting Person              2. Date of Event-
                                                        Requiring Statement
       Wright   Dickerson                               (Month/Day/Year)
--------------------------------------------               2/23/99
(Last)          (First)           (Middle)

       14366 Twisted Branch Road
--------------------------------------------
                (Street)                             3. IRS or Social Security
                                                        Number of Reporting
       Poway, California 92064                          Person (Voluntary)
--------------------------------------------
(City)          (State)            (Zip)


4.   Issuer Name and Ticker or Trading Symbol

          U.S. Laboratories Inc. (USLB)


5.   Relationship of Reporting Person                6. If Amendment, Date of
     to Issuer                                          Original
         (Check all applicable)                         (Month/Day/Year)

     |X|Director              [X]10% Owner
     [X]Officer (give         [ ]Other (specify
        title below)             below)

        Chief Executive Officer, President and Chairman of the Board of
         Directors

 7.   Individual or Joint/Group Filing
      (Check Applicable Line)
      |X|     Form filed by One Reporting Person
      ___     Form filed by More than One Reporting
              Person


                                Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security               2. Amount of             3. Ownership          4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                         Securities               Form:  Direct         (Instr. 5)
                                      Beneficially             (D) or
                                      owned                    Indirect
                                      (Instr. 4)               (I) (Instr. 5)
Common Stock                       1,697,238                D










Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*   If the form is filed by more than one reporting person, see instruction
    5(b)(v).

       TABLE II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

--------------------------------- ----------------- ----------------------------------- ----------- ------------ -------------------
1. Title of Derivative Security   2. Date Exer-     3. Title and Amount of Securities   4. Conver-  5. Owner-      6. Nature of
   (Instr. 4)                        cisable and       Underlying                          sion or     ship           Indirect
                                     Expiration        Derivative Security                 Exercise    Form of        Beneficial
                                     Date              (Instr. 4)                          Price       Deri-          Ownership
                                     (Month/Day/Year)                                      of          vative         (Instr. 5)
                                                                                           Deri-       Security:
                                                                                           vative      Direct
                                                                                           Security    (D) or
                                                                                                       Indirect
                                                                                                       (I)(Instr.
                                                                                                       5)
--------------------------------- ----------------- ----------------------------------- ----------- ------------ -------------------
                                                                               Amount
                                  Date       Expira-                           or
                                  Exer-      tion              Title           Number
                                  cisable    Date                              of
                                                                               Shares
--------------------------------- --------   -------- ------------------------ -------- ----------- ------------ -----------------
Incentive Stock Options            6/1/98*   11/10/03      Common Stock         15,151    $6.60          D
--------------------------------- --------   -------- ------------------------ -------- ----------- ------------ -----------------
Incentive Stock Options            6/1/99*   11/10/03      Common Stock         15,151    $6.60          D
--------------------------------- --------   -------- ------------------------ -------- ----------- ------------ -----------------
Incentive Stock Options            6/1/00*   11/10/03      Common Stock         15,151    $6.60          D
--------------------------------- --------   -------- ------------------------ -------- ----------- ------------ -----------------
Incentive Stock Options            6/1/01*   11/10/03      Common Stock         15,151    $6.60          D
--------------------------------- --------   -------- ------------------------ -------- ----------- ------------ -----------------
Incentive Stock Options            6/1/02*   11/10/03      Common Stock         15,151    $6.60          D
--------------------------------- --------   -------- ------------------------ -------- ----------- ------------ -----------------
Incentive Stock Options            6/1/03    11/10/03      Common Stock         34,245    $6.60          D
--------------------------------- --------   -------- ------------------------ -------- ----------- ------------ -----------------
Warrant                              **        ***         Common Stock         60,000    $5.00          D
--------------------------------- --------   -------- ------------------------ -------- ----------- ------------ -----------------

Explanation of Responses:

*If Mr. Wright's employment with the Company or its Subsidiaries changes from full-time to part-time status or is interrupted by a leave of absence, the Board of Directors may delay vesting for such period as it deems reasonably appropriate.

**earlier of (i) date on which closing price of a share of Common Stock as reported on the NASDAQ Small-Cap Market is greater than $10.00; or (ii) date on which audited financials of Company for fiscal year ended 12/31/98 or any fiscal year thereafter reflect that the Company's earnings per share of Common Stock are at least twice the award of the "base period earnings" of $841,041.

***earlier of (i) 30 days after Holder's termination of employment for any reason other than death, disability or cause; (ii) 90 days after Holder's termination of employment due to death or disability; (iii) Holder's termination of employment for cause; or (iv) 11/01/01.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                    /S/Dickerson Wright                        2/23/99
                    ---------------------------------     -----------------
                    **Signature of Reporting Person                    Date



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